

Mail Stop 4631

October 20, 2015

<u>Via E-Mail</u>
Jure Perko
President, Treasurer and Secretary
Capstone Systems Inc.
242 Dolenjska cesta
Ljubljana, Slovenia, 1000

> **Re: Capstone Systems Inc.**
> **Registration Statement on Form S-1**
> **Filed September 24, 2015**
> **File No. 333-207100**

Dear Mr. Perko:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Your filing indicates that you have limited operating activities, minimal revenues, nominal assets, and issue penny stock. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Alternatively, provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus

that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

3. Please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission. We note the disclosure that your sole officer and director has no experience *managing* a public company.

Prospectus Summary, page 5

Capstone Systems, Inc., page 5

4. We note disclosure here that you have entered into "a" sales agreement. Please revise to explain, if true, that the sales agreements are separate agreements containing the same terms signed by different parties.

5. Please revise to explain your $30,322 in revenues, including describing the buyer(s) of your goods and the terms of your sales.

We have limited business, sales and marketing experience in our industry, page 8

6. Please reconcile the disclosure here that you have no prior experience in your industry with the disclosure on page 30 that Mr. Perko owns Domov Kabinet, Ltd., a cabinet company.

We will incur ongoing costs and expenses for SEC Reporting and Compliance . . ., page 13

7. We note disclosure that Jure Perko has verbally agreed to loan the company funds to complete the registration process. Please file a written description of this verbal agreement as an exhibit to the registration statement. See Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04, which is available on our website.

Management's Discussion and Analysis, page 21

8. We note from pages 8, 21, 22 and 24, you disclose you have not generated any revenues to date. However, on pages 3, 22 and 26 you indicate that you have generated revenues and also note revenues of $30,322 recorded in your statements of operations. Please amend your filing to correct your disclosure regarding generated revenues.

Legal Matters, page 34

9. Please include counsel's business address. Refer to paragraph 23 of Schedule A under the Securities Act of 1933.

Future sales by existing stockholders, page 34

10. Given the amount and nature of your current assets and operations, it appears that you may be a shell company. Please revise your disclosure to state that you are a shell company, and to clarify that Rule 144 is not available for the resales of shares by your existing stockholders.

Report of Independent Registered Public Accounting Firm, page F-1

11. The first paragraph of the audit report indicates that the statements of operations, stockholders' equity and cash flows were audited for "the period" ended May 31, 2015. In the third paragraph, the reference is for "the year ended May 31, 2015". The third paragraph also refers to the balance sheet being "for the year ended May 31, 2015". Please have your auditors revise their report accordingly to specifically disclose the period for which the statements of operations, stockholders' equity and cash flows were audited, i.e., April 1, 2015 (inception) to May 31, 2015 (in the first and third paragraphs) and to indicate that the balance sheet is as of May 31, 2015 (in the third paragraph).

Financial Statements

12. Please update your financial statement as required under Rule 8-08 of Regulation S-X.

Statements of Operations, page F-3

13. We note from page F-3 basic and diluted net income per share is $0.0020 and your weighted average shares outstanding is 218,579. Please explain how both of these figures were calculated or otherwise revise accordingly.

Note 2: Significant Accounting Policies and Recent Accounting Pronouncements, page F-6
Revenue Recognition, page F-7

14. Please tell us why you believe the USD is your functional currency and how you considered ASC 830-10-55.

15. Please tell us and disclose the nature of the sales you recognized during the period from inception April 1, 2015 to May 31, 2015 and how your recognition complies with ASC 605. Further note your current revenue recognition policy does not appear to comply with the criteria in ASC 605-10-S99-1. Please revise accordingly or otherwise provide an analysis of how your method of revenue recognition follows US GAAP.

Income Taxes, page F-7

16. Please revise to provide a separate footnote regarding your income taxes. In this footnote, you should provide the required disclosures of ASC 740-10-50 and explain why your effective tax rate is expected to be 20% for 2015 if you are accruing for only US taxes. In this regard, you should reconcile the corporate 35% rate with this 20% expected rate pursuant to ASC 740-10-50-12.

Note 3: Going Concern, page F-8

17. You state that for the period ended May 31, 2015, you had "a net profit of $10,446." However, it appears net profit is actually $8,357. Please revise accordingly.

Note 6: Fixed Assets, page F-9

18. Please explain why you did not depreciate your office building through the period ended May 31, 2015.

Item 14. Indemnification of Director and Officers, page 38

19. Please expand your discussion to disclose the "applicable standard of conduct" set forth under the Nevada Revised Statutes.

Item 16. Exhibits, page 39

20. Please file each sales agreement as a separate exhibit and list each agreement separately in the exhibit index in your next amendment. Please ensure that you include an executed version of the Foshan Opaly Compositie materials Co., Ltd. agreement.

21. We note disclosure of your subscription agreement on page 20. Please file your subscription agreement with your next amendment and include the subscription agreement in the exhibit index.

Item 17. Undertakings, page 40

22. Please include the appropriate undertakings pursuant to Item 512 of Regulation S-K and explain the reference to "Rule 383(b)."

Exhibit 3.2

23. We note that Article VII, Section 3 of your By-Laws filed as Exhibit 3.2 states that your fiscal year shall end on October 31. However, we note disclosure on pages 26, 35 and F-6 that your fiscal year end is May 31st. Please advise us regarding these inconsistent disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Melissa Rocha, Senior Assistant Chief Accountant at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
        John T. Root, Jr.